STATEMENT OF INVESTMENTS
Dreyfus Growth And Income Fund, Inc.
July 31, 2007 (Unaudited)

Common Stocks--96.9%	Shares	Value ($)
Consumer Discretionary--6.3%		
Bed Bath & Beyond	191,944 a	6,648,940
Best Buy	259,109	11,553,670
Gap	524,525	9,021,830
Home Depot	144,123	5,357,052
Omnicom Group	150,354	7,798,862
Starbucks	69,684 a	1,859,169
Walt Disney	163,688	5,401,704
		47,641,227
Consumer Staples--11.7%		
Altria Group	143,355	9,528,807
Avon Products	201,220	7,245,932
Cadbury Schweppes, ADR	94,134	4,681,284
Clorox	146,476	8,855,939
Colgate-Palmolive	87,868	5,799,288
Kraft Foods, Cl. A	99,204	3,248,931
PepsiCo	60,022	3,938,644
Procter & Gamble	232,999	14,413,318
Unilever (NY Shares)	151,058	4,571,015
Wal-Mart Stores	434,050	19,944,597
Whole Foods Market	174,438	6,461,184
		88,688,939
Energy--5.1%		
Chevron	86,042	7,335,941
Exxon Mobil	264,310	22,500,710
Schlumberger	93,593	8,865,129
		38,701,780
Exchange Traded Funds--4.6%		
iShares Russell 1000 Growth Index Fund	159,940	9,335,698
Powershares QQQ	278,845 b	13,253,503
Standard & Poor's Depository Receipts (Tr. Ser. 1)	84,451	12,306,200
		34,895,401
Financial--9.6%		
American International Group	85,198	5,468,008
Bank of America	1	47
Charles Schwab	493,950	9,943,213
Citigroup	254,462	11,850,295
CME Group	13,608	7,518,420
Discover Financial Services	53,624 a	1,236,033
Goldman Sachs Group	33,828	6,371,166
Lincoln National	111,950	6,752,824
Morgan Stanley	107,249	6,849,994
State Street	76,873	5,152,797
Unum Group	478,351	11,623,929
		72,766,726
Health Care--15.2%		
Allergan	200,030	11,627,744
Amylin Pharmaceuticals	249,018 a	11,581,827
Covance	58,669 a	4,140,271
Eli Lilly & Co.	73,189	3,958,793

Genentech	90,840 a	6,756,679
Gilead Sciences	293,170 a	10,914,719
Johnson & Johnson	109,195	6,606,298
Medtronic	153,159	7,760,567
Merck & Co.	119,977	5,956,858
Pfizer	227,617	5,351,276
Pharmaceutical Product Development	221,770	7,429,295
Schering-Plough	288,957	8,246,833
Thermo Fisher Scientific	306,862 a	16,021,265
Wyeth	193,246	9,376,296
		115,728,721
Industrial--5.4%		
Canadian National Railway	116,556	6,076,064
FedEx	29,171	3,230,397
General Electric	619,989	24,030,774
Waste Management	204,973	7,795,123
		41,132,358
Information Technology--38.2%		
Adobe Systems	480,423 a	19,356,243
Akamai Technologies	43,454 a	1,475,698
Alcatel-Lucent, ADR	799,819	9,277,900
Apple	205,048 a	27,017,124
Autodesk	85,458 a	3,620,855
Automatic Data Processing	130,145	6,041,331
Broadcom, Cl. A	296,699 a	9,734,694
Cisco Systems	819,039 a	23,678,417
Corning	351,912	8,389,582
Diebold	176,418	8,939,100
eBay	225,237 a	7,297,679
Electronic Arts	255,885 a	12,446,246
EMC/Massachusetts	430,587 a	7,970,165
Fairchild Semiconductor		
International	221,838 a	4,048,544
Google, Cl. A	21,087 a	10,754,370
Hewlett-Packard	370,522	17,055,128
Intersil, Cl. A	192,343	5,626,033
Juniper Networks	300,692 a	9,008,732
KLA-Tencor	108,702	6,173,187
Marvell Technology Group	558,045 a	10,044,810
Maxim Integrated Products	248,571	7,879,701
MEMC Electronic Materials	98,633 a	6,048,176
Microsoft	1,120,238	32,475,700
Molex	135,359	3,836,074
SanDisk	208,211 a	11,166,356
Texas Instruments	386,123	13,587,668
Yahoo!	346,060 a	8,045,895
		290,995,408
Materials--.8%		
E.I. du Pont de Nemours & Co.	129,888	**6,069,666**
Total Common Stocks		
(cost $663,596,365)		**736,620,226**

Other Investment--1.9%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $14,277,000)	14,277,000 c	**14,277,000**

Investment of Cash Collateral for
Securities Loaned--1.7%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $12,547,350)	12,547,350 c	**12,547,350**
Total Investments (cost $690,420,715)	**100.5%**	**763,444,576**
Liabilities, Less Cash and Receivables	**(.5%)**	**(3,607,658)**
Net Assets	**100.0%**	**759,836,918**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of this security is on loan. At July 31, 2007, the total market value of the fund's securities on loan is $11,927,511 and the total market value of the collateral held by the fund is $12,547,350.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.